UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT
OF 1934

For the Month of October 2025

Commission File Number 0-28584

Check Point Software Technologies Ltd.
(Translation of registrant’s name into English)

5 Ha’solelim Street, Tel Aviv, Israel
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐         No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

INVESTOR CONTACT:	MEDIA CONTACT:
Kip E. Meintzer	Gil Messing
Check Point Software	Check Point Software
+1.650.628.2040	+1.650.628.2260
ir@checkpoint.com	press@checkpoint.com

Check Point Software Reports 2025 Third Quarter Financial Results

Strong Demand Drives 20 Percent Calculated Billings Growth Year Over Year

Tel Aviv, Israel – Tuesday, October 28, 2025 – Check Point® Software Technologies Ltd. (NASDAQ: CHKP), today announced its financial results for the quarter ended September 30th, 2025.

Third Quarter 2025 Financial Highlights:
•	Calculated Billings*: $672 million, a 20 percent increase year over year

•	Total Revenues: $678 million, a 7 percent increase year over year

•	Security Subscriptions Revenues: $305 million, a 10 percent increase year over year

•	GAAP Operating Income: $199 million, representing 29 percent of total revenues

•	Non-GAAP Operating Income: $282 million, representing 42 percent of total revenues

•	GAAP EPS**: $3.28, a 79 percent increase year over year

•	Non-GAAP EPS**: $3.94, a 75 percent increase year over year

“Check Point delivered strong third quarter results, driven by increased demand for our portfolio including Hybrid-Mesh-Network, Workspace and External Risk Management (ERM),” said Nadav Zafrir, CEO of Check Point Software Technologies. “We also advanced our AI First strategy through the strategic acquisition of Lakera, strengthening our position to deliver a comprehensive, full-stack AI-powered security platform and expand our leadership in next-generation cyber defense.”

Financial & Business Commentary:
** EPS: Earnings per diluted shares in the third quarter of 2025 were $3.94 and $3.28 for Non-GAAP and GAAP, respectively. This compares to $2.25 and $1.83 in the third quarter of 2024. In connection with tax settlement signed during the quarter, the company updated its tax provisions, which resulted in a benefit of approximately $1.47 to Non-GAAP and GAAP EPS.

Cash Balances, Marketable Securities & Short-Term Deposits: $2,817 million as of September 30, 2025, compared to $2,873 million as of September 30, 2024. During the third quarter of 2025, we executed a payment of approximately $160 million for the land of the new Check Point Tel Aviv Campus.

Share Repurchase Program: During the third quarter of 2025, the company re-purchased approximately 1.6 million shares at a total cost of approximately $325 million.

Cash Flow: Cash flow from operations in the third quarter of 2025 was $241 million, which included a one-time tax payment of approximately $66 million in connection with tax settlement for prior years that was agreed and signed during the quarter. This compares to cashflow from operations of $249 million in the third quarter of 2024. Excluding the one-time tax payment, cash flow from operations increased by 23%.

AI Security Acquisition: On October 22, 2025, Check Point closed the acquisition of Lakera, a leading AI-native security platforms for Agentic AI applications. With this acquisition, Check Point sets a new standard in cyber security, becoming able to deliver a full end-to-end AI security stack designed to protect enterprises as they accelerate their AI journey.

*Calculated Billings is a measure that we defined as total revenues recognized in accordance with GAAP plus the change in Total Deferred Revenues during the period.

For information regarding the non-GAAP financial measures discussed in this release, as well as a reconciliation of such non-GAAP financial measures to the most directly comparable GAAP financial measures, please see “Use of Non-GAAP Financial Information” and “Reconciliation of GAAP to Non-GAAP Financial Information.”

Conference Call and Webcast Information:

Check Point will host a conference call with the investment community on October 28, 2025, at 8:30 AM ET/5:30 AM PT. To listen to the live video cast or replay, please visit the website: www.checkpoint.com/ir.

Fourth Quarter Investor Conference Participation Schedule:

•	Stifel 2025 Midwest 1x1 Conference November 6, 2025, Chicago, IL – 1x1’s

•	Wells Fargo TMT Summit November 18, 2025, Rancho Palos Verdes, CA – 1x1’s

•	RBC Global TIMT Conference November 19, 2025, New York, NY –1x1’s

•	Stephens Annual Investor | NASH2025 November 20, 2025, Nashville, TN –1x1’s

•	Needham 6th Annual Tech Week November 24, 2025, Virtual 1x1’s

•	2025 UBS Global Technology Conference December 2-4, 2025, Scottsdale, AZ – Fireside Chat &1x1’s

•	NASDAQ 53rd Investor Conference December 9, 2025, London, UK – Fireside Chat &1x1’s

•	FBN 29th Semi-Annual Virtual Technology Conference December 16, 2025, Virtual Fireside Chat

Members of Check Point's management team are expected to present at these conferences and discuss the latest company strategies and initiatives. Check Point’s conference presentations are expected to be available via webcast on the company's web site. To hear these presentations and access the most updated information please visit the company's web site at www.checkpoint.com/ir. The schedule is subject to change.

Follow Check Point via:
Twitter: http://www.twitter.com/checkpointsw
Facebook: https://www.facebook.com/checkpointsoftware
Blog: http://blog.checkpoint.com
YouTube: http://www.youtube.com/user/CPGlobal
LinkedIn: https://www.linkedin.com/company/check-point-software-technologies

About Check Point Software Technologies Ltd.
Check Point Software Technologies Ltd. (http://www.checkpoint.com) is a leading protector of digital trust, utilizing AI-powered cyber security solutions to safeguard over 100,000 organizations globally. Through its Infinity Platform and an open garden ecosystem, Check Point’s prevention-first approach delivers industry-leading security efficacy while reducing risk. Employing a hybrid mesh network architecture with SASE at its core, the Infinity Platform unifies the management of on-premises, cloud, and workspace environments to offer flexibility, simplicity and scale for enterprises and service providers.

Legal Notice Regarding Forward-Looking Statements
This press release contains forward-looking statements. Forward-looking statements generally relate to future events or our future financial or operating performance. Forward-looking statements in this press release include, but are not limited to, expectations regarding our products and solutions, expectations regarding expectations regarding our strategic acquisition of Lakera, and our participation in investor conferences and other events during the fourth quarter of 2025. Our expectations and beliefs regarding these matters may not materialize, and actual results or events in the future are subject to risks and uncertainties that could cause actual results or events to differ materially from those projected. These risks include our ability to continue to develop platform capabilities and solutions; customer acceptance and purchase of our existing solutions and new solutions; the market for IT security continuing to develop; competition from other products and services; appointments and departures of our executive officers; and general market, political, economic, and business conditions, including acts of terrorism or war. The forward-looking statements contained in this press release are also subject to other risks and uncertainties, including those more fully described in our filings with the Securities and Exchange Commission, including our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 17, 2025. The forward-looking statements in this press release are based on information available to Check Point as of the date hereof, and Check Point disclaims any obligation to update any forward-looking statements, except as required by law.

Use of Non-GAAP Financial Information
In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, Check Point uses non-GAAP measures of operating income, net income and earnings per diluted share, which are adjustments from results based on GAAP to exclude, as applicable, stock-based compensation expenses, amortization of intangible assets and acquisition related expenses and the related tax affects. Check Point’s management believes the non-GAAP financial information provided in this release is useful to investors’ understanding and assessment of Check Point’s ongoing core operations and prospects for the future. Historically, Check Point has also publicly presented these supplemental non-GAAP financial measures to assist the investment community to see the company “through the eyes of management,” and thereby enhance understanding of its operating performance. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. A reconciliation of the non-GAAP financial measures discussed in this press release to the most directly comparable GAAP financial measures is included with the financial statements contained in this press release. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and as such has determined that it is important to provide this information to investors.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
CONSOLIDATED STATEMENT OF INCOME

 (Unaudited, in millions, except per share amounts)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2025	2024	2025	2024
Revenues:
Products and licenses	$130.4	$118.9	$376.4	$337.3
Security subscriptions	305.4	276.9	893.9	812.0
Total revenues from products and security subscriptions	435.8	395.8	1,270.3	1,149.3
Software updates and maintenance	241.7	239.3	710.2	712.0
Total revenues	677.5	635.1	1,980.5	1,861.3

Operating expenses:
Cost of products and licenses	24.6	24.3	73.8	68.2
Cost of security subscriptions	22.7	19.6	67.1	52.9
Total cost of products and security subscriptions	47.3	43.9	140.9	121.1
Cost of Software updates and Maintenance	32.9	30.2	99.2	90.5
Amortization of technology	8.3	5.8	23.7	17.4
Total cost of revenues	88.5	79.9	263.8	229.0

Research and development	117.5	97.5	332.4	293.8
Selling and marketing	238.0	208.9	691.2	630.8
General and administrative	34.4	30.3	94.9	86.0
Total operating expenses	478.4	416.6	1,382.3	1,239.6

Operating income	199.1	218.5	598.2	621.7
Financial income, net	28.7	25.3	84.5	71.6
Income before taxes on income	227.8	243.8	682.7	693.3
Taxes on income (tax benefit)	(130.9)	36.9	(69.7)	105.1
Net income	$358.7	$206.9	$752.4	$588.2

Basic earnings per share	$3.34	$1.87	$7.00	$5.28
Number of shares used in computing basic earnings per share	107.4	110.5	107.5	111.4

Diluted earnings per share	$3.28	$1.83	$6.81	$5.16
Number of shares used in computing diluted earnings per share	109.5	113.4	110.4	114.1

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
SELECTED FINANCIAL METRICS

(Unaudited, in millions, except per share amounts)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2025	2024	2025	2024

Revenues	$677.5	$635.1	$1,980.5	$1,861.3
Non-GAAP operating income	281.9	274.0	811.6	791.1
Non-GAAP net income	431.4	255.4	939.0	735.9
Diluted Non-GAAP Earnings per share	$3.94	$2.25	$8.50	$6.45
Number of shares used in computing diluted Non-GAAP earnings per share	109.5	113.4	110.4	114.1

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL
INFORMATION

(Unaudited, in millions, except per share amounts)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2025	2024	2025	2024

GAAP operating income	$199.1	$218.5	$598.2	$621.7
Stock-based compensation (1)	62.1	39.0	149.2	119.9
Amortization of intangible assets and acquisition related expenses (2)	20.7	16.5	64.2	49.5
Non-GAAP operating income	$281.9	$274.0	$811.6	$791.1

GAAP net income	$358.7	$206.9	$752.4	$588.2
Stock-based compensation (1)	62.1	39.0	149.2	119.9
Amortization of intangible assets and acquisition related expenses (2)	20.7	16.5	64.2	49.5
Taxes on the above items (3)	(10.1)	(7.0)	(26.8)	(21.7)
Non-GAAP net income	$431.4	$255.4	$939.0	$735.9

Diluted GAAP Earnings per share	$3.28	$1.83	$6.81	$5.16
Stock-based compensation (1)	0.56	0.34	1.35	1.04
Amortization of intangible assets and acquisition related expenses (2)	0.19	0.14	0.58	0.44
Taxes on the above items (3)	(0.09)	(0.06)	(0.24)	(0.19)
Diluted Non-GAAP Earnings per share	$3.94	$2.25	$8.50	$6.45

Number of shares used in computing diluted Non-GAAP earnings per share	109.5	113.4	110.4	114.1

(1) Stock-based compensation:
Cost of products and licenses	$0.1	$0.1	$0.3	$0.3
Cost of software updates and maintenance	4.4	1.8	9.7	6.2
Research and development	23.1	14.0	55.7	42.3
Selling and marketing	25.0	15.4	57.1	46.2
General and administrative	9.5	7.7	26.4	24.9
	62.1	39.0	149.2	119.9

(2) Amortization of intangible assets and acquisition related expenses:
Amortization of technology-cost of revenues	8.3	5.8	23.7	17.4
Research and development	0.1	1.6	2.7	4.8
Selling and marketing	12.3	9.1	37.8	27.3
	20.7	16.5	64.2	49.5
(3) Taxes on the above items	(10.1)	(7.0)	(26.8)	(21.7)

Total, net	$72.7	$48.5	$186.6	$147.7

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED BALANCE SHEET DATA

(In millions)

ASSETS

	September 30,	December 31,
	2025 (Unaudited)	2024 (Audited)
Current assets:
Cash and cash equivalents	$619.9	$506.2
Marketable securities and short-term deposits	849.1	865.7
Trade receivables, net	428.4	728.8
Prepaid expenses and other current assets	133.7	92.7
Total current assets	2,031.1	2,193.4

Long-term assets:
Marketable securities	1,348.2	1,411.9
Property and equipment, net	83.1	80.8
Deferred tax asset, net	62.4	74.7
Goodwill and other intangible assets, net	1,929.8	1,897.1
Other assets	245.0	96.6
Total long-term assets	3,668.5	3,561.1

Total assets	$5,699.6	$5,754.5

LIABILITIES AND
SHAREHOLDERS’ EQUITY

Current liabilities:
Deferred revenues	$1,317.3	$1,471.3
Trade payables and other accrued liabilities	395.3	472.9
Total current liabilities	1,712.6	1,944.2

Long-term liabilities:
Long-term deferred revenues	569.5	529.0
Income tax accrual	304.7	459.6
Other long-term liabilities	33.0	32.3
	907.2	1,020.9

Total liabilities	2,619.8	2,965.1

Shareholders’ equity:
Share capital	0.8	0.8
Additional paid-in capital	3,424.1	3,049.5
Treasury shares at cost	(15,144.0)	(14,264.4)
Accumulated other comprehensive gain (loss)	32.7	(10.3)
Retained earnings	14,766.2	14,013.8
Total shareholders’ equity	3,079.8	2,789.4

Total liabilities and shareholders’ equity	$5,699.6	$5,754.5
Total cash and cash equivalents, marketable securities and short-term deposits	$2,817.2	$2,783.8

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
SELECTED CONSOLIDATED CASH FLOW DATA

(Unaudited, in millions)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2025	2024	2025	2024
Cash flow from operating activities:
Net income	$358.7	$206.9	$752.4	$588.2
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	6.3	5.2	17.2	17.7
Amortization of intangible assets	19.1	13.4	57.9	40.4
Stock-based compensation	62.1	39.0	149.2	119.9
Realized loss on marketable securities	* )	* )	0.1	* )
Decrease in trade and other receivables, net	45.4	67.8	299.8	258.2
Decrease in deferred revenues, trade payables and other accrued liabilities	(266.3)	(91.6)	(341.7)	(213.3)
Deferred income taxes, net	15.3	8.2	(11.1)	(1.3)
Net cash provided by operating activities	240.6	248.9	923.8	809.8

Cash flow from investing activities:
Payment in conjunction with acquisitions, net of acquired cash	-	(185.8)	(83.7)	(185.8)
Investment in property and equipment	(5.9)	(4.8)	(19.4)	(17.7)
Investment in prepaid lease payment	(159.9)	-	(159.9)	-
Net cash used in investing activities	(165.8)	(190.6)	(263.0)	(203.5)

Cash flow from financing activities:
Proceeds from issuance of shares upon exercise of options	153.8	45.4	338.5	249.6
Purchase of treasury shares	(325.0)	(325.0)	(975.0)	(975.0)
Payments related to shares withheld for taxes	(5.3)	(3.9)	(19.6)	(17.1)
Net cash used in financing activities	(176.5)	(283.5)	(656.1)	(742.5)

Unrealized gain on marketable securities, net	5.5	40.1	28.7	49.3

Increase (decrease) in cash and cash equivalents, marketable securities and short-term deposits	(96.2)	(185.1)	33.4	(86.9)

Cash and cash equivalents, marketable securities and short-term deposits at the beginning of the period	2,913.4	3,057.9	2,783.8	2,959.7

Cash and cash equivalents, marketable securities and short-term deposits at the end of the period	$2,817.2	$2,872.8	$2,817.2	$2,872.8

*) represents an amount lower than 0.1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Check Point Software Technologies Ltd.

By:	/S/ Roei Golan
Name:	Roei Golan
Title:	Chief Financial Officer

Date: October 28, 2025